Exhibit 16.1

Thomas W. Klash, CPA

1909 Tyler Street, Suite 603

Hollywood, FL 33020

March 20, 2014

Osler Incorporated

154 South Mulberry Street

Suite 113

Mesa, AZ 85202

Re:	Osler Incorporated (the “Company”)
Item 4.01 of the Current Report on Form 8-K dated March 19, 2014 (the “8-K”)

Gentlemen:

We were previously the independent registered public accounting firm for the Company and under the date of September 10, 2013, we reported on the financial statements of the Company as of June 30, 2013 and 2012 and for each of the two years ended June 30, 2014.

Effective March 19, 2014 we were dismissed as the Company’s independent registered public accounting firm. We have read the Company’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” appearing in the Company’s 8-K to be filed with the Securities and Exchange Commission and we agree with such statements as they pertain to Thomas W. Klash, CPA.

Sincerely,

/s/ Thomas W. Klash
Thomas W. Klash, CPA